IM CANNABIS CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

UNAUDITED

IM CANNABIS CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

CANADIAN DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Statements of Financial Position	3 - 4

Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income	5 - 6

Condensed Interim Consolidated Statements of Changes in Equity	7

Condensed Interim Consolidated Statements of Cash Flows	8 - 9

Notes to Condensed Interim Consolidated Financial Statements	10 - 27

-   -   -   -   -   -   -   -   -   -   -

IM CANNABIS CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		June 30, 2021	December 31, 2020
	Note	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$34,050	$8,885
Restricted bank deposit		-	18
Trade receivables		11,927	5,501
Advances to suppliers		2,782	3,602
Other accounts receivable	3	14,135	689
Loans receivable		617	-
Biological assets	4	1,042	78
Inventories	5	16,657	8,370

		81,210	27, 143

NON-CURRENT ASSETS:
Property, plant and equipment, net		21,391	5,532
Investments		3,557	2,341
Derivative assets		45	-
Right-of-use assets, net		13,066	935
Deferred tax assets		397	769
Intangible assets, net	3	8,018	1,092
Goodwill	3	72,352	304

		118,826	10,973

Total assets		$200,036	$38,116

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

IM CANNABIS CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		June 30, 2021	December 31, 2020
	Note	Unaudited

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables		$4,902	$2,605
Bank loans		1,429	-
Other accounts payable and accrued expenses	3	15,030	3,497
Accrued purchase consideration	3	5,002	-
Current maturities of lease liabilities		526	167

		26,889	6,269

NON-CURRENT LIABILITIES:
Warrants measured at fair value	6	14,643	16,540
Lease liabilities		12,993	823
Employee benefit liabilities, net		387	371
Deferred tax liability, net		1,493	1,503

		29,516	19,237

Total liabilities		56,405	25,506

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	7
Share capital and premium		168,196	37,040
Translation reserve		231	1,229
Reserve from share-based payment transactions		7,047	5,829
Retained earnings (accumulated deficit)		(33,126)	(33,001)

Total equity attributable to equity holders of the Company		142,348	11,097

Non-controlling interests		1,283	1,513

Total equity		143,631	12,610

Total liabilities and equity		$200,036	$38,116

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

IM CANNABIS CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

Canadian Dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2021	2020	2021	2020
	Unaudited

Revenues	$19,879	$5,097	$11,112	$3,757
Cost of revenues	14,650	2,441	10,510	1,732

Gross profit before fair value adjustments	5,229	2,656	602	2,025

Fair value adjustments:
Unrealized change in fair value of biological assets	4,361	6,755	2,018	2,284
Realized fair value adjustments on inventory sold in the period	(5,130)	(2,831)	(3,188)	(2,321)

Total fair value adjustments	(769)	3,924	(1,170)	(37)

Gross profit (loss)	4,460	6,580	(568)	1,988

General and administrative expenses	12,388	5,026	7,475	3,096
Selling and marketing expenses	2,485	1,184	1,296	707
Research and development expenses	6	134	5	107
Share-based compensation	2,003	1,427	1,373	933

Total operating expenses	16,882	7,771	10,149	4,843

Operating loss	(12,422)	(1,191)	(10,717)	(2,855)

Finance income	13,434	427	6, 208	203
Finance expense	(846)	(7,588)	(543)	(7,081)

Finance income (expenses), net	12, 588	(7,161)	5, 665	(6,878)

Income (loss) before income taxes	166	(8,352)	(5,052)	(9,733)
Income tax expense (benefit)	540	1,144	37	(37)

Net loss	(374)	(9,496)	(5,089)	(9,696)

Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods:
Exchange differences on translation to presentation currency	(1,238)	1,038	152	(610)

Other comprehensive loss that will not be reclassified to profit or loss in subsequent periods	-	(33)	-	(33)

Other comprehensive income (loss) that will be reclassified to profit or loss in subsequent periods:
Adjustments arising from translating financial statements of foreign operation	259	(60)	27	(50)

Total other comprehensive income (loss)	(979)	945	179	(693)

Total comprehensive loss	$(1,353)	$(8,551)	$(4,910)	$(10,389)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

IM CANNABIS CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

Canadian Dollars in thousands, except per share data

		Six months ended June 30,		Three months ended June 30,
		2021	2020	2021	2020
	Note	Unaudited

Net income (loss) attributable to:
Equity holders of the Company		$(125)	$(9,996)	$(4,630)	$(9,579)
Non-controlling interests		(249)	500	(459)	(117)

		$(374)	$(9,496)	$(5,089)	$(9,696)

Total comprehensive net income (loss) attributable to:
Equity holders of the Company		$(1,123)	$(9,155)	$(4,459)	$(10,261)
Non-controlling interests		(230)	604	(451)	(128)

		$(1,353)	$(8,551)	$(4,910)	$(10,389)

Loss per share attributable to equity holders of the Company:
Basic loss per share (in CAD):	9	$-	$(0.07)	$(0.10)	$(0.52)
Diluted loss per share (in CAD):	9	$(0.28)	$(0.07)	$(0.23)	$(0.52)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

IM CANNABIS CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Canadian Dollars in thousands

	Attributable to equity holders of the Company
	Share capital and premium	Reserve for share-based payment transactions	Translation reserve	Retained earnings (deficit)	Total	Non- controlling interests	Total equity

Balance as of January 1, 2021	$37,040	$5,829	$1,229	$(33,001)	$11,097	$1,513	$12,610

Issuance of shares related to Trichome acquisition	98,028	-	-	-	98,028	-	98,028
Issuance of shares, net of approximately $3,200 issuance costs	28,131	-	-	-	28,131	-	28,131
Exercise of warrants	4,151	-	-	-	4,151	-	4,151
Exercise of options	832	(771)	-	-	61	-	61
Share based payment	-	2,003	-	-	2,003	-	2,003
Expired options	14	(14)	-	-	-	-	-

Net loss	-	-	-	(125)	(125)	(249)	(374)
Other comprehensive income (loss)	-	-	(998)	-	(998)	19	(979)

	-	-	(998)	(125)	(1,123)	(230)	(1,353)

Balance as of June 30, 2021 (unaudited)	168,196	7,047	231	(33,126)	142,348	1,283	143,631

Balance as of January 1, 2020	$25,947	$2,677	$309	$(4,273)	$24,660	$1,449	$26,109

Exercise of warrants	9,904	-	-	-	9,904	-	9,904
Exercise of options	131	(52)	-	-	79	-	79
Share based payment	-	1,427	-	-	1,427	-	1,427
Expired options	3	(3)	-	-	-	-	-

Net income (loss)	-	-	-	(9,996)	(9,996)	500	(9,496)
Other comprehensive income (loss)	-	-	874	(33)	841	104	945

	-	-	874	(10,029)	(9,155)	604	(8,551)

Balance as of June 30, 2020 (unaudited)	$35,985	$4,049	$1,183	$(14,302)	$26,915	$2,053	$28,968

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

IM CANNABIS CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

Canadian Dollars in thousands

	Six months ended June 30,
	2021	2020
	Unaudited
Cash flows from operating activities:

Net loss for the period	$(374)	$(9,496)

Adjustments for non-cash items:

Unrealized gain on changes in fair value of biological assets	(4,361)	(6,755)
Fair value adjustment on sale of inventory	5,130	2,831
Fair value adjustment of warrants measured at fair value	(13,049)	7,021
Depreciation of property, plant and equipment	967	317
Amortization of intangible assets	242	8
Depreciation of right-of-use assets	434	103
Finance expenses, net	46 1	34
Changes in employee benefit liabilities, net	32	4
Deferred tax expense, net	398	1,160
Share-based payment	2,003	1,427
Share based acquisition costs related to business combination	989	-
Non-cash interest income on loans receivable	233	-

	(6,521)	6,150
Changes in working capital:

Increase in trade receivables, net	(5,688)	(850)
Increase in other accounts receivable	(4,330)	(465)
Decrease in biological assets, net of fair value adjustments	4,100	6,809
Increase in inventories, net of fair value adjustments	(9,516)	(8,251)
Increase in trade payables	1,8 29	1,063
Increase (decrease) in other accounts payable and accrued expenses	(1,996)	28

	(15,601)	(1,666)

Taxes paid	(515)	(295)

Net cash used in operating activities	(23,011)	(5,307)

Cash flows from investing activities:

Purchase of property, plant and equipment	(1,837)	(1,321)
Repayment of loans receivable	7,620	-
Acquisition of business, net of cash acquired - TFC (Schedule A)	362	-
Acquisition of business, net of cash acquired - Panaxia (Schedule B)	(2,079)	-
Investments in financial assets	(13)	(274)
Change in restricted bank deposit	18	-

Net cash provided by (used in) investing activities	$4,071	$(1,595)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

IM CANNABIS CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

Canadian Dollars in thousands

	Six months ended June 30,
	2021	2020
	Unaudited
Cash flow from financing activities:

Proceeds from exercise of warrants	$3,292	$6,032
Proceeds from exercise of options	61	79
Proceeds from issuance of share capital, net of issuance costs	39,353	-
Repayment of lease liability	(31)	(89)
Payment of lease liability interest	(578)	(35)
Borrowing proceeds under bank loan	1,424	-

Net cash provided by financing activities	43,521	5,987

Effect of foreign exchange on cash and cash equivalents	584	210

Increase (decrease) in cash and cash equivalents	25,165	(705)
Cash and cash equivalents at beginning of the period	8,885	13,926

Cash and cash equivalents at end of the period	$34,050	$13,221

Schedule A - Acquisition of TFC:

The subsidiary's assets and liabilities at date of acquisition:

Working capital (excluding cash and cash equivalents)	$9,927
Investments	319
Property, plant and equipment	15,193
Right of use assets	11,130
Lease liability	(11,130)
Deferred tax liability	(1,677)
Intangible assets	6,458
Goodwill	68,446
Common shares issued upon the acquisition	(99,028)

	$(362)

Schedule B - Acquisition of Panaxia:

The subsidiary's assets and liabilities at date of acquisition:

Inventory	$19
Investments	958
Property, plant and equipment	88
Goodwill and intangible assets	5,895
Accrued purchase consideration	(4,881)

	$2,079

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

IM CANNABIS CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1:- GENERAL

a. Corporate information:

IM Cannabis Corp. (the "Company" or "IMCC) is listed for trading on the Canadian Securities Exchange ("CSE") and, commencing from March 1, 2021, on NASDAQ under the ticker symbol "IMCC". IMCC's main office is located in Kibutz Glil-Yam, Israel.

IMCC operates in the field of medical cannabis, through Focus Medical Herbs Ltd. ("Focus"), which is licensed under the regulations of medical cannabis by the Israeli Ministry of Health through its Israel Medical Cannabis Agency ("IMCA") to breed, grow and supply medical cannabis product in Israel and all of its operations are performed pursuant to the Israeli Dangerous Drugs Ordinance (New Version), 1973 (the "Dangerous Drugs Ordinance"), and the related regulations issued by IMCA.

In Europe, IMCC operates through Adjupharm, a German-based subsidiary acquired by IMC Holdings on March 15, 2019. Adjupharm is an EU-GMP certified medical cannabis producer and distributor with wholesale, narcotics handling, manufacturing, procurement, storage and distribution licenses granted by German regulatory authorities that allow for import/export capability with requisite permits.

In Canada, IMCC operates through Trichome JWC Acquisition Corp. ("TJAC") d/b/a JWC, a Canadian federally licensed producer of cannabis products in the adult-use recreational cannabis market in Canada.

The Company, its subsidiaries and Focus (collectively: the "Group"), operate in one reporting segment. The majority of the Group's revenues are generated from sales of medical cannabis products to customers in Israel. The remaining revenues are generated from sales of recreational cannabis in Canada and medical cannabis, as well as other products, to customers in Germany. The Company and its subsidiaries do not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352.

These financial statements have been prepared in a condensed format as of June 30, 2021, and for the six and three months then ended (the "condensed interim consolidated financial statements"). These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2020, and for the year then ended and accompanying notes (the "annual consolidated financial statements").

COVID-19:

Since March 31, 2020, the outbreak of the novel strain of coronavirus ("COVID-19") and the ongoing pandemic, has resulted in governments worldwide enacting various emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods, closing of non-essential businesses and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown.

IM CANNABIS CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1:- GENERAL (Cont.)

The Group has taken proactive measures to protect the health and safety of its employees in order to continue delivering high quality medical cannabis products to its patients and to maintain its financial health, including postponed planned investments in certain jurisdictions until global economic risks subside.

To date, the Company's cannabis operations, results and financial position have not been materially impacted by COVID-19 related issues. The Company has not experienced material disruptions in its labor inputs and cultivation and processing activities, there have been no indicators of material issues to the Company's supply chain, and on the consumer side, product demand has remained stable and medical cannabis has been declared an essential service across Israel, Germany and Canada, as such, the Company's distribution remains relatively unimpacted.

While the precise impact of the COVID-19 outbreak on the Company remains unknown, the rapid spread of COVID-19 and declaration of the outbreak as a global pandemic have resulted in travel advisories and restrictions, certain restrictions on business operations, social distancing precautions and restrictions on group gatherings which are having direct impacts on businesses in Canada, Israel, Germany and elsewhere in the world. Such additional precautionary measures could also impact the Group's business. The spread of COVID-19 may also have a material adverse effect on global economic activity and could result in volatility and disruption to global supply chains and the financial and capital markets. These disruptions could cause interruptions in supplies and other services from third parties upon which the Group relies; decrease demand for products; and cause staff shortages, reduced customer traffic, and increased government regulation, all of which may materially and negatively impact the business, financial condition and results of operations of the Group.

Liquidity and capital resources:

On May 10, 2021, the Company completed an overnight marketed offering (the "Offering") of 6,086,956 Common Shares (each an "Offered Share") at a price of US$5.75 per Offered Share for aggregate gross proceeds of approximately US$35 million ($44,111) (see Note 7b).

As of June 30, 2021, the Company's cash position (cash and cash equivalents) totaled $34,050. The Company's current operating plan includes various assumptions concerning the level and timing of cash receipts from sales and cash outlays for operating expenses and capital expenditures.

b. Approval of interim condensed consolidated financial statements:

These interim condensed consolidated financial statements of the Company were authorized for issue by the board of directors on August 15, 2021.

IM CANNABIS CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1:- GENERAL (Cont.)

c. Strategic developments:

1. On March 1, 2021, the Company's Common Shares commenced trading on NASDAQ under the ticker symbol "IMCC".

2. On March 8, 2021, the Company announced that Focus signed a multi-year supply agreement with GTEC Holdings Ltd. ("GTEC"), a Canadian licensed producer of handcrafted and high-quality cannabis (the "GTEC Agreement"). According to the GTEC Agreement, Focus will import GTEC's high-THC medical cannabis inflorescence into Israel to be sold under the IMC brand. With the arrival of these commercial shipments, the Company will launch a new category of imported premium indoor medical cannabis products under its well-established brand.

The import of the Canadian-grown high-THC strains from GTEC's subsidiary, Grey Bruce Farms Incorporated ("GBF"), is expected to commence in the third quarter of 2021, subject to fulfilling all regulatory requirements in relation to such import, including compliance with MOH regulations and receipt of a valid export license from Health Canada. According to the GTEC Agreement, Focus will purchase a minimum quantity of 500kg of high-THC medical cannabis inflorescence from GBF and will be the exclusive recipient of GTEC cannabis products in the Israeli market for a period of 12 months from the date that the first shipment of GTEC products arrives in Israel (the "Exclusive Term"). The Exclusive Term can be extended under the terms of the GTEC Agreement by an additional 6 months.

3. On March 12, 2021, the Company filed a preliminary short form base shelf prospectus (the "Preliminary Shelf Prospectus") with the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada (the "Securities Commissions"), and on March 15, 2021, the Company filed a corresponding shelf registration statement on Form F-10 with the SEC, under the Multijurisdictional Disclosure System ("MJDS") established between Canada and the United States.

On March 31, 2021, in connection with the Preliminary Shelf Prospectus, the Company filed a final short form base shelf prospectus (the "Final Shelf Prospectus") with the Securities Commissions and a corresponding shelf registration statement on Form F-10 (the "Registration Statement") with the SEC. The Final Shelf Prospectus and the Registration Statement enable the Company to offer up to US$250 million (or its equivalent in other currencies) of Common Shares, warrants, subscription receipts, debt securities, units (collectively, the "Qualified Securities"), or any combination of such Qualified Securities from time to time, during the 25-month period that the Final Shelf Prospectus is effective. The specific terms of any offering under the Final Shelf Prospectus and the intended use of the net proceeds will be established in a prospectus supplement, which will be filed with the Securities Commissions and the SEC in connection with any such offering.

IM CANNABIS CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1:- GENERAL (Cont.)

4. On March 12, 2021, Adjupharm entered into a supply agreement with Northern Green Canada Inc. ("NGC") (the "NGC Supply Agreement"). Under the terms of the NGC Supply Agreement, NGC will provide Adjupharm with three new strains of medical cannabis products, to be distributed under the IMC brand to German pharmacies pursuant to Adjupharm's distribution agreements with its German distribution partners. Shipments from NGC are expected to commence in the fourth quarter of 2021.

5. On March 18, 2021, the Company acquired all of Trichome Financial Corp.'s ("Trichome" or "TFC") issued and outstanding shares (the "Trichome Shares") and closed the Trichome transaction (the "Trichome Transaction") that was previously announced on December 30, 2020. Pursuant to the terms of the Trichome Transaction, former holders of Trichome Shares and former holders of Trichome convertible instruments (the "Trichome Securityholders") received 0.24525 of a Common Share for each Trichome Share held and each in-the-money convertible instrument of Trichome. As a result of the Trichome Transaction, a total of 10,104,901 Common Shares were issued to the Trichome Securityholders, resulting in former Trichome Securityholders holding approximately 20.06% of the total number of issued and outstanding Common Shares immediately after closing. In addition, 100,916 Common Shares were issued to financial advisors for advisory fees in connection with the Trichome Transaction (see Note 3).

6. On March 29, 2021, Adjupharm entered into a supply agreement with MediPharm Labs Corp. ("MediPharm Labs") for certain medical cannabis extract products to be delivered by MediPharm Labs over an initial two-year term with an automatic two-year extension period.

7. On March 30, 2021, Zur Rose Pharma GmbH ("Zur Rose") and the Company entered into a termination settlement agreement in connection with the sales agreements announced in July 2020 according to Zur Rose's request, and under which Adjupharm received a termination fee. According to the termination agreement, no inventory will be transferred from Zur Rose to Adjupharm or vice versa.

8. During March 2021, Adjupharm entered into two supply agreements with supply partners in China, under which Adjupharm shall buy COVID-19 rapid antigen test kits. Concurrently, Adjupharm entered into several resale agreements with reseller partners in Germany, under which Adjupharm shall sell the COVID-19 antigen test kits, to be distributed to pharmacies and retailers in Germany (see Note 8).

9. On April 1, 2021, the Company entered into a definitive agreement to acquire MYM Nutraceuticals Inc. (the "MYM Transaction") and its licensed producer subsidiary Highland Grow Inc., pursuant to a plan of arrangement to be completed under the Business Corporations Act in British Columbia. Under the terms of the MYM Transaction, the shareholders of MYM will receive 0.022 Common Shares of IMCC for each common share of MYM.

IM CANNABIS CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1:- GENERAL (Cont.)

MYM operates two licensed, craft cultivation facilities in Canada; SublimeCulture Inc. in Laval, Quebec, and Highland Grow Inc., in Antigonish, Nova Scotia. MYM's flagship brand, Highland, is an ultra-premium brand sold in most provinces throughout Canada.

On July 9, 2021, subsequent to the reporting period, the Company closed the MYM Transaction.

10. On April 30, 2021, the Company announced that its wholly-owned Israeli subsidiary, IMC Holdings, signed a definitive agreement (the "Panaxia Agreement") with Panaxia Pharmaceutical Industries Israel Ltd. and Panaxia Logistics Ltd. (collectively "Panaxia") (the "Panaxia Transaction"). Pursuant to the Panaxia Agreement, IMC Holdings will acquire Panaxia's trading house license and in-house pharmacy activities, certain distribution assets and an option to purchase a pharmacy with licenses to sell medical cannabis to patients, for an aggregate purchase price of NIS 18.7 million (approximately $7,200), comprised of NIS 7.6 million (approximately $2,900) in cash and NIS 11.1 million (approximately $4,300) in Common Shares (the "Panaxia Consideration Shares"). NIS 5.6 million (approximately $2,100) of the cash consideration was paid and additional NIS 2 million (approximately $800) was paid subsequent to reporting period. The Common Shares will be issued in five installments within 4 months of the transaction closing.

Panaxia Transaction will be finalized in two stages, with an option of a third stage. Upon the initial closing, on May 30, 2021, all online-related activities and intellectual property will be transferred to IMC Holdings. The second stage, which is subject to MOH approval, is expected to occur by August 31, 2021. The second stage requires that Panaxia will transfer its IMC-GDP license, which allows the holder to store and distribute medical cannabis in Israel to IMC Holdings or its subsidiary (the "Panaxia IMC-GDP License"). Panaxia Transaction includes an option to acquire Panaxia's pharmacy (the "Panaxia Option"), including licenses to dispense and sell products to cannabis patients (the "Panaxia Pharmacy Licenses") for additional payment in the amount equal to the medical cannabis inventory of the pharmacy at the time of exercise, which will become effective on February 15, 2022. On the date of the initial closing the total aggregate purchase price changed to $7 million due to changes in the currency exchange rate.

IM CANNABIS CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1:- GENERAL (Cont.)

d. Definitions:

In these financial statements:

The Company, or IMCC	-	IM Cannabis Corp.

The Group	-	IM Cannabis Corp., its Subsidiaries and Focus

Subsidiaries	-	Companies that are controlled by the Company (as defined in IFRS 10) and whose accounts are consolidated with those of the Company

CAD or $	-	Canadian Dollar

NIS	-	New Israeli Shekel

USD or US$	-	United States Dollar

EURO or €	-	Euro

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

a. Basis of presentation and measurement:

The interim condensed consolidated financial statements of the Company have been prepared in accordance with International Accounting Standards 34, "Interim Financial Reporting" ("IAS 34").

The interim condensed consolidated financial statements are presented in Canadian dollars and are prepared in accordance with the same accounting policies, described in the Company's annual consolidated financial statements.

b. Significant accounting judgements and estimates:

The preparation of the Company's interim condensed consolidated financial statements under IFRS requires management to make judgements, estimates, and assumptions about the carrying amounts of certain assets and liabilities. Estimates and related assumptions are based on historical experience and other relevant factors. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis for reasonableness and relevancy. Where revisions are required, they are recognized in the period in which the estimate is revised as well as future periods that are affected.

IM CANNABIS CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c. Disclosure of new standards in the period prior to their adoption:

Amendment to IAS 8, "Accounting Policies, Changes to Accounting Estimates and Errors":

In February 2021, the IASB issued an amendment to IAS 8, "Accounting Policies, Changes to Accounting Estimates and Errors" (the "Amendment"), in which it introduces a new definition of "accounting estimates".

Accounting estimates are defined as "monetary amounts in financial statements that are subject to measurement uncertainty". The Amendment clarifies the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors.

The Amendment is to be applied prospectively for annual reporting periods beginning on or after January 1, 2023, and is applicable to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted.

Covid-19-Related Rent Concessions beyond June 30, 2021 Amendments to IFRS 16

On 28 May 2020, the IASB issued Covid-19-Related Rent Concessions - amendment to IFRS 16, Leases, The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a Covid-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the Covid-19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification.

The amendment was intended to apply until June 30, 2021, but as the impact of the Covid-19 pandemic is continuing, on March 31, 2021, the IASB extended the period of application of the practical expedient to June 30, 2022. The amendment applies to annual reporting periods beginning on or after April 1, 2021. However, the Group is assessing whether it will apply the practical expedient if it will receive rent concessions within allowed period of application.

NOTE 3:- BUSINESS COMBINATION

Trichome Financial Corp.

On March 18, 2021, IMCC acquired Trichome Financial Corp. ("Trichome" or "TFC"), a Canadian adult-use recreational cannabis producer (the "Trichome Transaction").

The Trichome Transaction was completed pursuant to the terms and subject to the conditions of arrangement agreement dated December 30, 2020 (the "Arrangement Agreement"), whereby the Company agreed to acquire all of the issued and outstanding Trichome Shares under a statutory plan of arrangement under the Business Corporations Act (Ontario) ("OBCA").  As a result of the Trichome Transaction, the businesses of IMCC and Trichome have been combined.

IM CANNABIS CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION (Cont.)

In accordance with the terms of the Arrangement Agreement, former holders of Trichome Shares received 0.24525 IMC Common Shares for each Trichome Share previously held (the "Exchange Ratio") and former holders of Trichome in-the-money convertible instruments received a net payment of IMC Shares based on the Exchange Ratio (the "Consideration").

Upon completion of the Trichome Transaction, the total Consideration paid to former holders of Trichome Shares and in-the-money convertible instruments equaled to the issuance of 10,104,901 Common Shares, valued at approximately $99,028 at the market price per share of $9.8 on the date of the acquisition. The terms of the Trichome Transaction, including the Consideration, are the result of arm's length negotiations between the Company and Trichome. The results of operations of Trichome were consolidated in the Company's interim consolidated financial statements commencing on the date of acquisition.

The Company recognized the fair value of the assets acquired and liabilities assumed in the business combination based on a preliminary valuation study prepared by an external valuation specialist.

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date, based on preliminary purchase price allocation study:

Fair value
Assets:

Cash and cash equivalents	$362
Trade and other receivables	3,721
Indemnification asset (*)	8,150
Biological assets	785
Inventory	3,883
Loan receivable	8,470
Property, plant and equipment	15,193
Derivative assets	114
Right of use assets	11,130
Investments	319
Intangible assets	6,458

Total identifiable assets	58,585

Liabilities:

Trade and other payables (*)	(15,196)
Lease liability	(11,130)
Deferred tax liability	(1,677)

Total identifiable liabilities	(28,003)

Total identifiable assets, net	30,582
Goodwill arising on acquisition	68,446

Total purchase price	$99,028

IM CANNABIS CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION (Cont.)

*) Upon acquisition, other payables include approximately $8,150 to settle Trichome's employees and consultants withholding tax liabilities to Canada Revenue Agency, with a corresponding indemnification asset comprised of 927,463 Common Shares withheld to cover the tax liabilities.

The goodwill arising on acquisition is attributed to the expected benefits from the synergies of the combination of the activities of the Company and Trichome.

Acquisition costs include the issuance of 100,916 Common Shares valued at $989 to financial advisors for advisory fees in connection with the Trichome Transaction.

The Company amortizes its intangible assets on a straight-line basis over 5-12 years.

Had the Trichome Transaction occurred on January 1, 2021, the Company's proforma results for the six months ended June 30, 2021, would have been as follows:

Proforma profit or loss for the six months ended June 30, 2021

Net revenues	$21,142

Net loss	$(7,228)

These proforma results are based on estimates and assumptions, which the Company believes are reasonable. They are not necessarily the results that would have been realized had the Company and TFC been a combined company during the period presented and are not necessarily indicative of the Company's consolidated results of operations in future periods. The proforma results include adjustments related to purchase accounting, primarily amortization of intangible assets, depreciation related to the excess of fair value over cost attributable to purchased property, plant and equipment and elimination of inter-company transactions.

On March 18, 2021, 700,000 options were granted to Trichome's employees under the 2018 Plan (see Note 7).

Panaxia's Activity

On May 30, 2021, the Company obtained access to all Panaxia's online-related activities and intellectual property will be transferred to IMC Holdings. The acquisition is accounted for under IFRS 3 as a business combination. Accordingly, the Company recognized the fair value of the assets acquired and liabilities assumed in the business combination based on a preliminary valuation study prepared by an external valuation specialist.

IM CANNABIS CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION (Cont.)

The aggregate purchase price of NIS 18.7 million (approximately $7,200), comprised of NIS 7.6 million (approximately $2,900) in cash and NIS 11.1 million (approximately $4,300) in Common Shares (the "Panaxia Consideration Shares"). NIS 5.6 million (approximately $2,100) of the cash consideration was paid and additional NIS 2 million (approximately $800) was paid subsequent to reporting period. The amount is non-cancellable and deemed as final.

On July 30, 2021, in connection with the Panaxia Transaction, the Company issued the first instalment of 142,007 Consideration Shares at a price of US$5.009 per Panaxia Consideration Share, representing an aggregate value equal to approximately US$711 thousand (approximately $889) with up to four additional instalments (each, an "Additional Instalment") expected. The next three Additional Instalments will be issued on the last trading day of each of the next three months. The fourth Additional Instalment will be issued upon the later of (i) four months from the issuance of the first instalment of Consideration Shares; or (ii) the second closing of the Panaxia Transaction, which is subject to the approval of the MOH.

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date, based on preliminary purchase price allocation study:

Fair value
Assets:

Inventory	$19
Investments	958
Property, plant and equipment	88
Intangible assets	725
Goodwill	5,170

Total purchase price	$6,960

NOTE 4:- BIOLOGICAL ASSETS

The Company's biological assets consist of cannabis plants. The changes in the carrying value of biological assets are as follows:

Balance as of January 1, 2021	$78

Initial consolidation of Trichome	785
Production costs capitalized	4,503
Changes in fair value less cost to sell due to biological transformation	4,336
Transferred to inventory upon harvest	(8,657)
Foreign exchange translation	(3)

Balance as of June 30, 2021 (unaudited)	$1,042

As of June 30, 2021 and December 31, 2020, the weighted average fair value less cost to sell was $2.23 and $5.18 per gram, respectively.

IM CANNABIS CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 4:- BIOLOGICAL ASSETS

The fair value of biological assets is categorized within Level 3 of the fair value hierarchy.

The following inputs and assumptions were used in determining the fair value of biological assets:

1. Selling price per gram - calculated as the weighted average historical selling price for all strains of cannabis sold by the Group, which is expected to approximate future selling prices.

2. Post-harvest costs - calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials, depreciation and labor as well as labelling and packaging costs.

3. Attrition rate - represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested.

4. Average yield per plant - represents the expected number of grams of finished cannabis inventory which are expected to be obtained from each harvested cannabis plant.

5. Stage of growth - represents the weighted average number of weeks out of the average weeks growing cycle that biological assets have reached as of the measurement date. The growing cycle is approximately 12 weeks.

The following table quantifies each significant unobservable input, and also provides the impact a 10% increase/decrease in each input would have on the fair value of biological assets:

			10% change as of
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
	Unaudited		Canadian Dollars in thousands
Average selling price per gram of dried cannabis (in CAD)	$2.97	$6.01	$134	$9
Average post-harvest costs per gram of dried cannabis (in CAD)	$0. 74	$0.83	$33	$1
Attrition rate	36%	5%	7 $	-
Average yield per plant (in grams)	46	54	$126	$8
Average stage of growth	38%	4%	$67	$8

The Company's estimates are, by their nature, subject to change including differences in the anticipated yield. These changes will be reflected in the gain or loss on biological assets in future periods.

IM CANNABIS CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 5:- INVENTORIES

The following is a breakdown of inventory as of June 30, 2021 (unaudited):

	Capitalized costs	Fair valuation adjustment, net	Carrying value
Work in progress:
Bulk cannabis	$6,174	$4,502	$10,676
Other products	1,096	-	1,096
Finished goods:
Packaged dried cannabis	1,402	825	2,227
Other products	2,658	-	2,658

Balance as of June 30, 2021 (unaudited)	$11,330	$5,327	$16,657

The following is a breakdown of inventory as of December 31, 2020:

	Capitalized costs	Fair valuation adjustment, net	Carrying value
Work in progress:
Bulk cannabis	$2,130	$4,728	$6,858
Finished goods:
Packaged dried cannabis	363	603	966
Other products	546	-	546

Balance as of December 31, 2020	$3,039	$5,331	$8,370

During the six months ended June 30, 2021 and 2020, inventory expensed to cost of goods sold of cannabis products was $12,219 and $5,272, respectively, which included $5,130 and $2,831 of non-cash expense, respectively, related to the changes in fair value of inventory sold.

During the three months ended June 30, 2021 and 2020, inventory expensed to cost of goods sold of cannabis products was $7,606 and $4,054, respectively, which included $3,188 and $2,321 of non-cash expense, respectively, related to the changes in fair value of inventory sold.

Cost of revenues in the six and three months ended June 30, 2021 and 2020, also include production overhead not allocated to costs of inventories produced and recognized as an expense as incurred.

IM CANNABIS CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 6:- FINANCIAL INSTRUMENTS

Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine fair value of each financial instrument.

Financial Instruments Measured at Fair Value	Fair Value Method

Derivative assets *)	Black & Scholes model (Level 3 category)
Unlisted Warrants (see Note 7b) *)	Black & Scholes model (Level 3 category)
Listed Warrants *)	Market price (Level 1 category)
Loans receivable	Discounted Cashflow Method (Level 3 category)

Financial Instruments Measured at Amortized Cost

Cash and cash equivalents, Trade receivables and other account receivables	Carrying amount (approximates fair value due to short-term nature)
Loans receivable	Amortized Cost (effective interest method)
Trade Payables, other accounts payable and accrued expenses	Carrying amount (approximates fair value due to short-term nature)

*) Finance expense (income) include fair value adjustment of Warrants, Investments, and Derivative assets measured at fair value, for the six months ended June 30, 2021 and 2020, amounted to $13,049 and $7,021, respectively.

Finance expense (income) include fair value adjustment of Warrants, Investments, and Accounts Receivable measured at fair value, for the three months ended June 30, 2021 and 2020, amounted to $5,989 and $6,858, respectively.

NOTE 7:-  EQUITY

a. Composition of share capital:

	June 30, 2021		December 31, 2020
	Authorized	Issued and outstanding	Authorized	Issued and outstanding

Common Shares without par value	Unlimited	57,083,034	Unlimited	39,765,7 99

Common Shares confer upon their holders the right to participate in the general meeting where each Common Share has one voting right in all matters, receive dividends if and when declared and to participate in the distribution of surplus assets in case of liquidation of the Company.

On February 12, 2021, the Company's shareholders general meeting resolved to consolidate all of its issued and outstanding Common Shares on a four (4) to one (1) basis (the "Share Consolidation"). Following the Share Consolidation, the number of Listed Warrants outstanding was not altered; however, the exercise terms were adjusted such that four Listed Warrants are exercisable for one Common Share following the payment of an adjusted exercise price of $5.20. The interim condensed consolidated financial statements give effect to the Share Consolidation for all periods presented.

IM CANNABIS CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 7:-  EQUITY (Cont.)

b. Capital issuance during the reporting period:

On May 10, 2021, the Company completed an overnight marketed offering (the "Offering") of 6,086,956 Common Shares (each an "Offered Share") at a price of US$5.75 per Offered Share for aggregate gross proceeds of approximately US$35 million ($44,111). The Company also issued 3,043,478 Common Share purchase warrants (each a "2021 Warrant") to the purchasers of Offered Shares, for no additional consideration, that entitle the holders to purchase 3,043,478 Common Shares of the Company at an exercise price of US$7.2 per Common Share for a term of 5 years from the closing date. The transaction costs incurred as a result of the Common Shares issuance amounted to $3.8, out of which, $1.1 were recorded in the Company's condensed interim consolidated statements of profit or loss income of expense and $2.7 as a deduction from Share capital and premium. Pursuant to the terms of the Offering, the placement agents held an over-allotment option to purchase up to an additional 913,044 Offered Shares and 456,522 2021 Warrants on the same terms and conditions for a period of 30 days following the closing date. The over-allotment option was not exercised by the placement agents and expired as of the financial position date.

The Offering was conducted pursuant to the Company's effective shelf registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission and a corresponding Canadian shelf prospectus filed with the Securities Regulatory Authority in each of the provinces and territories of Canada and a final prospectus supplement which was filed with the SEC on May 5, 2021.

c. Changes in issued and outstanding share capital:

Number of shares

Balance as of January 1, 2021 (1)	39,765,799

Common Shares issued as a result of Warrants and Compensation options exercised	689,780
Common Shares issued as a result of options exercised	334,682
Common Shares issued as a result of finance equity round (2)	6,086,956
Common Shares issued in consideration of a business combination (3)	10,205,817

Balance as of June 30, 2021 (unaudited)	57,083,034

(1) After giving effect to consolidation 4:1.

(2) Shares issued at overnight market offering (see Note 7(b)).

(3) Shares issued in the acquisition of Trichome (see Note 3).

IM CANNABIS CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 7:- EQUITY (Cont.)

d. Share option plan:

The fair value for options granted to the Group's employees, directors and advisors during the six months ended June 30, 2021, was estimated using the Black & Scholes option pricing model with the following assumptions:

Six months ended June 30, 2021
Unaudited

Exercise price (in CAD)	$10.00 - $10.12
Dividend yield (%)	-
Expected life of share options (in years)	3-4
Volatility (%)	83.68 - 80.61
Annual risk-free rate (%)	0.52 - 0.77
Share price (in CAD)	$10.00 - $10.12

The weighted average fair value of each option on the grant date amounted to $5.83.

The following table lists the movement in the number of share options and the weighted average exercise prices of share options in the 2018 Plan:

	Six months ended June 30, 2021 (unaudited)
	Number of options	Weighted average exercise price
		in CAD

Options outstanding at the beginning of the period	3,154,870	2.20

Options granted during the period	885,500	10.02
Options exercised during the period (*)	(403,601)	2.61
Options forfeited during the period	(93,544)	4.02

Options outstanding at the end of the period	3,543,225	3.64

Options exercisable at the end of the period	1,536,714	1.91

*) Includes 164,164 Options exercised under cashless mechanism to 95,244 Common Shares.

IM CANNABIS CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 8:- SELECTED STATEMENTS OF PROFIT OR LOSS DATA

a. Revenues and cost of revenues by type of products, are as follows:

Net revenues:

	Six months ended June 30,		Three months ended June 30,
	2021	2020	2021	2020
	Unaudited

Revenues from cannabis products, net of excise tax	$13,862	$4,502	$8, 002	$3,408
Revenues from other products	6,017	595	3,110	349

Total net revenues	$19,879	$5,097	$11,112	$3,757

Cost of revenues:

	Six months ended June 30,		Three months ended June 30,
	2021	2020	2021	2020
	Unaudited

Cost of revenues - cannabis products	$9,760	$1,737	$7,089	$1,138
Cost of revenues - other products (*)	4,890	704	3,421	594

Total cost of revenues	$14,650	$2,441	$10,510	$1,732

*) Other products primarily include revenues and cost of revenues from sales of COVID-19 rapid antigen test kits by Adjupharm in Germany (see Note 1).

b. Revenues by geographical area based on the location of the customers, are as follows:

	Six months ended June 30,		Three months ended June 30,
	2021	2020	2021	2020
	Unaudited

Israel	$9,807	$3,985	$5,463	$3,001
Germany	6,294	1,112	3,127	756
Canada	3,778	-	2,522	-

Total	$19,879	$5,097	$11,112	$3,757

IM CANNABIS CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 8:- SELECTED STATEMENTS OF PROFIT OR LOSS DATA (Cont.)

c. Selected statements of profit or loss data:

	Six months ended June 30,		Three months ended June 30,
	2021	2020	2021	2020
	Unaudited

Salaries and related expenses	$6,773	$3,073	$4,653	$1,946

Depreciation and amortization	$1,643	$428	$1,258	$332

NOTE 9:- NET EARNINGS (LOSS) PER SHARE

Details of the number of shares and income (loss) used in the computation of earnings per share:

	Six months ended June 30,
	2021		2020
	Weighted average number of shares (in thousands)	Net profit (loss) attributable to equity holders of the Company	Weighted average number of shares (in thousands)*	Net loss attributable to equity holders of the Company

For the computation of basic net earnings	46,112	$(125)	37,509	$(9,996)

Effect of potential dilutive Ordinary shares	-	(12,702)	-	-

For the computation of diluted net earnings	46,112	$(12,827)	37,509	$(9,996)

	Three months ended June 30,
	2021		2020
	Weighted average number of shares (in thousands)	Net loss attributable to equity holders of the Company	Weighted average number of shares (in thousands)*	Net loss attributable to equity holders of the Company

For the computation of basic net earnings	45,616	$(4,630)	38,606	$(9,579)

Effect of potential dilutive Ordinary shares	-	(5,642)	-	-

For the computation of diluted net earnings	45,616	$(10,272)	38,606	$(9,579)

*) After giving effect to consolidation 4:1

IM CANNABIS CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 10:- SUBSEQUENT EVENTS

1. On July 27, 2021, IMC Holdings a wholly-owned subsidiary, executed definitive share purchase agreements to acquire all the outstanding ordinary shares of: (1) Pharm Yarok, a leading medical cannabis pharmacy located in central Israel; (2) Rosen High Way, a trade and distribution center providing medical cannabis storage, distribution services and logistics solutions for cannabis companies and pharmacies in Israel; and (3) High Way Shinua. Ltd, a company that applied for a transportation license from the Israeli Medical Cannabis Unit ("IMCU"), to transport large quantities of medical cannabis from and to Pharm Yarok's pharmacy and Rosen High Way's distribution center to and from third parties in the cannabis sector, including medical cannabis growing facilities, pharmacies, manufactures and distribution centers across Israel (together, the "Acquisition"). The aggregate consideration for the Acquisition is approximately NIS 11.9 million (approximately $4,600), out of which NIS 3.5 million (approximately $1,300) in Common Shares.

2. On August 3, 2021, IMC Holdings and cbdMD, Inc. executed a Binding LOI that will grant IMC Holdings an exclusive right to import, sell, distribute and market cbdMD products in Israel using the cbdMD brand name and trademark, subject to the legalization of CBD for non-medical purposes in Israel.

3. On August 16, 2021, IMC Holdings announced the signing of a definitive agreement (the "Vironna Agreement") to acquire 51% of Revoly Trading and Marketing Ltd. (Vironna Pharmacy), a leading retail operation located in the center of Israel. Pursuant to the Vironna Agreement, IMC Holdings will own 51% of Vironna pharmacy, a pharmacy with licenses to sell medical cannabis to patients, for an aggregate purchase price of NIS 8.5 million (approximately $3,300), comprised of NIS 5 million (approximately $1,900) in cash and NIS 3.5 million (approximately $1,400) in Common Shares (the "Consideration Shares").

-  - -  - - - - - - - -